BRENHAM OIL & GAS CORP.
601 CIEN STREET, SUITE 235
KEMAH, TX 77565-3077
Tel: (281) 334-9471 – Fax: (281) 334-9508

April 4, 2011

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention: Caroline Kim

Re: Brenham Oil & Gas Corp.
Registration Statement on Form S-1
File No. 333-169507

Request for Withdrawal Request of Acceleration

Dear Ms. Kim:

On behalf of Brenham Oil & Gas Corp. (the "Registrant"), this is to request the withdrawal of the request of acceleration of the effective date of the above referenced registration statement for 10:00 a.m. on April 8, 2011.

Respectfully submitted,

Brenham Oil & Gas Corp.
By: /s/ Daniel Dror

Daniel Dror, CEO